

Mail Stop 6010

January 14, 2008

VIA U.S. MAIL AND FAX (718) 492 - 9898

Mr. Robert Knoth
Chief Financial Officer
IEH Corporation
140 58th Street, Suite 8E
Brooklyn, New York 11220

>   **Re: IEH Corporation**
>   **Form 10-KSB for the year ended March 30, 2007**
>   **Filed June 28, 2007**
>   **Form 10-QSB for the quarter ended September 28, 2007**
>   **Filed November 7, 2007**
>   **File No. 000-05278**

Dear Mr. Knoth:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended March 30, 2007

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Results of Operations, page 11

1.	We note that you experienced a material decrease in revenue and net income during fiscal 2007. Please note that your Management's Discussion and Analysis should address past and future financial condition and results of operation with particular emphasis on your prospects for the future. Further, in order for investors to have an understanding of your company, your Management's Discussion and Analysis should disclose the causes of any material changes from period to period in one or more line items of your financial statements. Refer to Item 303 of Regulation S-B. We believe your explanation about the decrease in revenue and net income should be more detailed in future filings. Also, please expand your disclosures herein to fully explain the cause of material changes in your financial statements in your future filings.

Balance Sheets, page 27

2.	We note that the par value of your common stock is $0.01 per your stockholder's equity. We also note on page 1 (cover page) that you have common stock, par value of $1.00, held by non-affiliates. Please explain to us how many shares of common stock with a par value of $1.00 are authorized and outstanding and where those shares are recorded in your financial statements. Revise future filings as necessary based on our comment.

Note 1. Summary of Significant Accounting Policies, page 33

3.	We note that you accept returns of defective product within one year; however, we did not see disclosure about how you account for those returns. Please expand your disclosure in future filings to indicate your accounting policy for product returns and warranties. Your revised disclosures should clearly indicate how your accounting policy is compliant with SFAS 48 and SFAS 5.

Form 10-QSB for the quarter ended September 28, 2007

Note 2. Summary of Significant Accounting Policies, page 8

Fair Value of Financial Instruments, page 10

4.   We note that you stated that SFAS 105 requires disclosure of fair value information about financial instrument. Please note that SFAS 105 had been superseded by SFAS 133. Please revise and clarify these disclosures in your future filings.

Note 2. Summary of Significant Accounting Policies, page 8

Impairment of Long-Lived Assets, page 11

5.   We note that you review your long-lived assets for impairment under the guidance of SFAS 121. Please note that SFAS 121 had been superseded by SFAS 144. Please revise and clarify your long-lived asset impairment policy disclosures in your future filings.

Note 14. Commitments, page 17

6.   We note that you have had pension contributions in arrears in the amount of $186,467 since 1992. Please explain to us how you have accounted for contributions in arrears since 1992 and where in your financial statements this contribution has been recorded since 1992. Please cite the accounting literature that supports your accounting and presentation conclusions for the referenced contributions in arrears.

In this regard, we also note that that you have accrued $71,000 in interest expense in the six-month period ended September 28, 2007. Please explain to us how you concluded that $71,000 was the appropriate amount to record and why you believe the interest expense was recorded in the proper accounting period. Also, revise your future filings as necessary based on our concerns.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant